OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Couture Collective LLC

410 East 57th St, Ste 2c

New York, NY 10022



COUTURE COLLECTIVE

www.couturecollective.com

UP TO $1,000,000 OF CROWD NOTES

Couture Collective LLC ("Couture Collective," "the company," "we," or "us"), is offering up to $500,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by May 1, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by May 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to May 1, 2017, the company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Couture Collective LLC was organized in the State of New York on October 1, 2014. We are a luxury wardrobe-sharing service.

A description of our products as well as our services, process, and business plan can be found on the company's profile on SeedInvest under https://www.seedinvest.com/couture.collective/pre.seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due Diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Sallie Dinkel Giordano is the founder of Couture Collective LLC, CEO, Managing Member and holder of 93.75% of the membership interest in the company. Couture Collective currently has no employees other than Sallie.

Officers and directors

The table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Sallie Dinkel Giordano	CEO	51	Indefinitely from June 2014	Yes. In addition, Sallie is currently the managing partner of the New York branch of the interior design firm, Leta Austin Foster & Associates. A position she has held since joining the New York office in 1994

Sallie Dinkel Giordano, CEO

Sallie Dinkel Giordano is our founder and CEO. Sallie is a graduate of Georgetown University, where she studied American Studies before embarking on her career as an interior designer and entrepreneur. Since October 2014, Sallie has been the founder and CEO at Couture Collective. In addition, Sallie is currently the managing partner of the New York branch of the interior design firm, Leta Austin Foster & Associates. A position she has held since joining the New York office in 1994.

Related Party Transactions

The company's financial statements reflect a loan of $125,000 advanced by Ms. Giordano's husband. That loan is not formally documented.

Sallie Dinkel Giordano owns 93.75% of the company's membership interests and her husband, Mark Vincent Giordano, owns the remaining 6.25% of the company's membership interests.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **In order for the Notes to convert into equity in the company, the company will have to be restructured.** If the Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

- **We have not yet established an extensive operating history.** We first organized as company in 2014. Since then we have worked to enlarge our customer base, engage new partners, and refine our services. There is not guarantee that we will be able to maintain and grow our customer base and partnerships. Should we not be able to grow, our financial results and operations may be negatively impacted.

- **Does anyone want our service and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for Couture Collective's services. Customers must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **We depend on a small, unpaid management team.** We depend on the skill and experience of Sallie Dinkel Giordano. Though our management team has a passion for Couture Collective and has equity interests in the company, Sallie Dinkel Giordano is not a paid employee. If we are not able to call upon Sallie Dinkel Giordano for any reason, our operations and development could be harmed.

- **We are controlled by our officers and directors.** Our CEO and Managing Member, Sallie Dinkel Giordano, currently holds 93.75% of our membership interests, and at the conclusion of this offering will continue to hold 93.75% of the company's membership interests. As our CEO and Managing Member, Sallie Dinkel Giordano, has broad discretion in running the business at her sole discretion and without documenting any of her actions. There is no oversight, no additional parties to act as checks and balance, and no need for third party input. Investors in this offering will not have the ability to control a vote by the interest holders or the board of directors (if any is appointed).

- **We are going to need more money.** We might not sell enough securities in both in the Regulation CF offering and our concurrent 506(c) offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **We will need more people to join our company.** We will need additional executive officers and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **We have a number of competitors more established than we are.** There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in the company are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Sallie Dinkel Giordano*	375 membership units	93.75% membership units

*the remaining outstanding membership units (6.25% of the membership units) are held by Sallie's husband, Mark Vincent Giordano.

Description of securities

The securities offered in this offering.

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

 The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of May 1, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

LLC Membership Interests

Distributions; Allocation Income and Losses

Distributions shall be made at such time and in such amounts as the Managing Member (Sallie Dinkel Giordano) shall make in her sole and absolute discretion. The profit and loss for each fiscal year shall be allocated among the Members in proportion to their percent membership interest. The Managing Member will determine if the company will make any applicable tax elections.

Dissolution, Liquidation and Termination

In the event of our liquidation, dissolution, or termination, each Member shall look solely to the assets of the company for all distributions with respect to the company and capital contributions, and shall have no recourse against any Member.

Preemptive Rights

In the even our Managing Member determines that the company needs additional capital and in connection seeks to admit one or additional members to the company, the company will provide Members with a Preemptive Right Notice. The preemptive right may be exercised by each Member by delivering a written notice to the Managing Member within 5 business days of receiving the Preemptive Right Notice.

Sallie Dinkel Giordano owns 93.75% of the membership interests of Couture Collective LLC, can make all company decisions, and will control the issuance of future interests.

Offering Perks

To encourage participation in this offering and the concurrent offering pursuant to Regulation D, the Company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the CrowdNote in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the Company. The perks for this offering are as follows:

Investment Amount	Offering Perk
$2,500	Free Membership for three years
$5,000	5% discount on all sales and free membership for three years
$10,000	10% discount on all sales and free membership for three years
$25,000	15% discount on all sales and free membership for three years
$50,000 or more	25% discount on all sales and free membership for three years

Dilution

Even once the Notes convert into equity securities, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Couture Collective LLC was formed in October 2014. Couture Collective has been in operation since 2014.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated October 2, 2016).

Financial condition

Couture Collective, LLC began operations in October 2014. Couture Collective began generating revenue in 2015. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services.

Operations

The Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

In 2015 we recorded total revenues of $242,144, compared to $46,312 in 2014. The largest component comes from our wardrobe-sharing program, which accounted for 46% of revenues, followed by dress sales at 29% and rental income at 16%. In 2014 all our revenues were derived from offering our services through the e-commerce site Shopify, which accounted for less than 1% of revenues in 2015.

Our cost of goods sold, which primarily consists of acquisition of wardrobe inventory and dry cleaning costs, was $276,403 in 2015 and $34,852 in 2014, resulting in gross losses of $34,258 in 2015 and gross profit of $11,450 in 2014.

Our expenses amounted to $135,232 in 2015 and $28,656 in 2014. The largest component of expenses for 2015 were advertising and promotion, which accounted for 27% of expenses, followed by website development, which accounted for 24% and professional fees at 23%. The largest component of expenses in 2014 was for website development, accounting for 47% of expenses in that year, reflecting the launch of our operations.

For the reasons discussed above, for the year ended December 31, 2015, Couture Collective recorded a net loss of $169,036 compared to $17,196 in 2014.

For our operations for 2016, from January 1, 2016 to December 31, 2016, we recorded total revenues of $233,116, total cost of goods of $394,585, and total expenses of $131,913.

Among our next steps, one of our primary goals after closing the offering is expanding our inventory and expanding into Los Angeles and other large luxury goods markets in the United States.

These additional proceeds will help us expand our inventory, bring on personnel, and hire a marketing firm. The success of our fundraising campaign together with revenues from our day-to-day business is necessary for the viability of our business.

Liquidity and Capital Resources

As of December 31, 2014, the company had approximately $122,631 in its checking account compared to approximately $198,720 as of December 31, 2015.   As of December 31, 2016, the company had approximately $101,341 in its checking account.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through our fundraising campaign, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

The company's financial statements reflect a loan of $125,000 advanced by Ms. Giordano's husband. That loan is not formally documented.

Recent offerings of securities

At the time of our organization, we issued 93.75% of the membership interests to Sallie Dinkel Giordano. We have not made any other issuance of securities.

Valuation

We have not undertaken any efforts to produce a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a target amount of $100,000 and a maximum oversubscription amount of $1,000,000 in this offering through Regulation Crowdfunding. The proceeds of this offering will be used to cover the operating expenses of Couture Collective the cost of this offering. The net proceeds will be approximately $948,750 under our target amount and $93,750 under our oversubscription amount.

The following uses of proceeds are based on the company's current spending forecast and include (all numbers are approximate):

We are seeking to raise a minimum of $100,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding.

If we manage to raise our overallotment amount of $1,000,000 our net proceeds will be approximately $948,750 and we will use our proceeds as follows:

- Staffing (driver and stylist/concierge) - $185,000;
- Inventory - $400,000;
- Marketing - $250,000;
- Truck - $50,000;
- Operating expenses - $63,750

If we raise our Closing Amount of $500,000, our net proceeds will be approximately $469,375 and will use our proceeds as follows:

- Staffing (driver and stylist/concierge) - $92,500;
- Inventory - $200,000;
- Marketing - $120,000;
- Truck - $25,000;
- Operating expenses - $31,875

If we raise our Closing Amount of 100,000, our net proceeds will be approximately $93,750and will use our proceeds as follows:

- Staffing (driver and stylist/concierge) - $18,000;
- Inventory - $40,000;
- Marketing - $25,000;
- Truck - $5,000;
- Operating expenses - $5,750

In case we raise only the target amount, we will allocate resources toward customer acquisition (commissions) and inventory.

The above description of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Reports

If we successfully close our offering, you will be able to find our annual reports on XXX which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/couture.collective/pre.seed.

SEEDINVEST INVESTING PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.